Kaufman & Canoles, P.C. Three James Center, 12th Floor 1051 East Cary Street Richmond, VA 23219 Mailing Address Post Office Box 27828 Richmond, VA 23261

Christopher J. Mugel (804) 771.5787 cjmugel@kaufcan.com	T (804) 771.5700 F (804) 771.5777

December 6, 2010

Jeffrey P. Riedler, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tibet Pharmaceuticals, Inc. Amendment No. 9, Registration Statement on Form S-1/A Filed on December 6, 2010 File No. 333-166854

Dear Mr. Riedler:

On behalf of Tibet Pharmaceuticals, Inc. (“TBET”), we are submitting herewith Amendment No. 9 to TBET’s Registration Statement on Form S-1/A. The salient changes in Amendment No. 9 are as follows:

•	Amendment No. 9 includes a modified and updated exhibit 23.1 from TBET’s auditor, per the Commission’s Comment letter dated December 3, 2010;

•	it removes the review report of interim financial statements formerly found at page F-1, which removal we believe obviates the need for Exhibit 15 and disclosures about the review report;

•	it includes updated legal opinions;

•	it presents TBET’s new corporate logo on the front and back prospectus covers, and substitutes an updated sample share certificate bearing the new logo as Exhibit 4.1; and

Disclosure Required by Internal Revenue Service Circular 230: This communication is not a tax opinion. To the extent it contains tax advice, it is not intended or written by the practitioner to be used, and it cannot be used by the taxpayer, for the purpose of avoiding tax penalties that may be imposed on the taxpayer by the Internal Revenue Service.

Jeffrey P. Riedler, Assistant Director

Division of Corporation Finance

December 6, 2010

•	updated exchange rate information.

TBET is eager to complete the registration process. Thank you in advance for your assistance.

Sincerely,

/s/ Christopher J. Mugel

Christopher J. Mugel

2